Exhibit 99.1

News Release

May 9, 2025

TELUS reports operational and financial results for first quarter 2025

Industry-leading total Mobile and Fixed customer growth of 218,000, up 9,000 over last year, and our strongest first quarter on record; growth driven by strong demand for our superior bundled services over our advanced and highly valued broadband networks

TTech, including new TELUS Health reportable segment, Operating Revenue and Adjusted EBITDA growth of 3 and 4 per cent, respectively, reflecting the economic resiliency of our business within a dynamic operating environment; Consolidated free cash flow up 22 per cent and cash from operations higher by 13 per cent

Consistent with dividend growth program, quarterly dividend raised to $0.4163, an increase of 7 per cent over the same period last year, representing a yield of approximately 8 per cent

Extending dividend growth program targeting 3 to 8 per cent annual growth for 2026 through 2028, supported by strong Adjusted EBITDA growth outlook, moderating capex and continued free cash flow expansion

Reaffirming our 2025 Financial Targets; TTech Operating Revenues and Adjusted EBITDA growth, including TELUS Health reportable segment, of 2 to 4 per cent and 3 to 5 per cent, respectively, Consolidated Capital Expenditures, excluding real estate, of approximately $2.5 billion and Free Cash Flow of approximately $2.15 billion

Vancouver, B.C. – TELUS Corporation today released its unaudited results for the first quarter of 2025. Effective with our first quarter 2025 results, we have evolved our reporting structure, and introduced a TELUS health reportable segment (TELUS Health). Our TELUS Health results were previously included with the TELUS technology solutions segment (TTech) results. The new TELUS Health segment will now be reported alongside our existing TTech segment, which now excludes TELUS Health, as well as our TELUS digital experience segment (TELUS Digital). Consolidated operating revenues and other income increased by 3 per cent over the same period a year ago to $5.1 billion. This growth was driven by higher service revenues in our TTech and TELUS Health reportable segments, as well as higher external revenues in our TELUS Digital segment. See First Quarter 2025 Operating Highlights within this news release for a discussion on TTech, TELUS Health and TELUS Digital results.

"In the first quarter of 2025, our team’s unwavering commitment to operational excellence and cost efficiency has empowered TELUS to deliver another quarter of industry-leading customer growth and strong financial performance,” said Darren Entwistle, President and CEO. “These results were achieved within a dynamic operating environment, demonstrating the resiliency of our business and strength of our leading portfolio of services. Our mobile and fixed customer growth underscores the strong demand for TELUS’ bundled services and leading broadband networks. Notably, we achieved total mobile and fixed customer growth of 218,000, driven by mobile phone and connected device additions of 168,000, alongside fixed customer additions of 50,000. This performance highlights the strength of our bundled product offerings across Mobile and Home, powered by our leading PureFibre and wireless broadband networks. The dedication and passion of our team in delivering customer service excellence contributed to continued strong loyalty across our key product lines, once again this quarter. Notably, postpaid mobile phone churn was 0.84 per cent, as we begin the twelfth consecutive year below the one per cent level.”

“Our technology-centric growth businesses continue to demonstrate impressive momentum. TELUS Health achieved revenue and Adjusted EBITDA growth of 12 and 30 per cent, respectively, and drove a 7 per cent year-over-year increase in global lives covered to 76.5 million. This was fueled by strategic investments, product enhancements, expanding sales channels, and effective cost management through technology optimization and synergy optimization - underpinned by a deeply rooted dedication to putting customers first. We are excited to maintain and build on this momentum throughout 2025 and beyond. Notably, since acquiring LifeWorks, we have realized $376 million in combined annualized synergies - $306 million from cost efficiencies and $70 million from successful cross-selling strategies. We remain on track to meet our goal of $427 million by the end of 2025. In May, TELUS acquired Workplace Options, a leading global provider of integrated employee wellbeing solutions, with 88 million employees served across 200 countries and territories. Together, we will offer the most comprehensive suite of health and wellbeing solutions globally, powered by innovative technology and delivered with unmatched service excellence. Furthermore, this acquisition will be made in partnership with a leading private equity investor within the healthcare vertical, with deep expertise across the healthcare landscape who will be a value-added partner, supporting our efforts to accelerate growth. Moreover, within TELUS Agriculture & Consumer Goods, our team demonstrated strong performance, with a 20 per cent revenue increase supported by enhanced profitability and margin improvements. The results we are achieving in these businesses reflect our dedicated efforts to deliver outstanding customer experiences, maximizing shareholder value and driving our initiatives in social capitalism.”

Darren further commented, “The consistency of our results are underpinned by our dedicated team who are passionate about delivering superior customer experiences over our world-leading wireless and PureFibre broadband networks. In addition to driving extensive socio-economic benefits for Canadians in communities from coast-to-coast, for decades to come, the significant broadband network investments we have made enable the continued advancement of our operational, financial and customer experience performance, and the long-term sustainability of our industry-leading dividend growth program. Today, we are announcing a 7 per cent dividend increase, reflecting our unwavering commitment to delivering superior value to our shareholders and building on our consistent track record of delivering on our multi-year dividend growth program established in 2011. Furthermore, we announced today, for the fifth time, the extension of our industry-best dividend growth program targeting 3 to 8 per cent annual growth for 2026 through 2028. Dividend growth and affordability will be supported by a strong EBITDA growth outlook in combination with moderating capex, yielding a meaningful resulting free cash flow expansion. This is augmented by significant value creation in our emerging growth businesses and a succession of asset monetization opportunities that will reduce TELUS’ leverage and interest outlays.”

“Reflecting our TELUS team’s long-standing dedication to putting our customers and communities first, this month we will celebrate our 20th annual TELUS Days of Giving in 33 countries,” continued Darren. “Over the past two decades, thanks to the support of our valued clients, we have led our corporate peers globally by contributing 2.4 million volunteer days in the communities where we live and work…striving to make the future friendly for all,” concluded Darren.

Doug French, Executive Vice-president and CFO said, "Our first quarter results in 2025 are a testament to our disciplined operational execution and cost management amidst a dynamic competitive landscape and macroeconomic environment. Within TTech, including our new TELUS Health reportable segment, Operating Revenues increased by 3 per cent and Adjusted EBITDA was higher by 4 per cent. These results were driven by our consistent emphasis on profitable customer growth, the benefits from our ongoing focus on cost efficiency and effectiveness, gains from asset divestitures, as well as our real estate and copper monetization program, as well as increasing margin contribution from TELUS Health and TELUS Agriculture & Consumer Goods. Additionally, our robust free cash flow generation of 22 per cent, alongside 13 per cent growth in cash from operations, underscores our solid financial foundation and our ability to continue investing in strategic growth initiatives."

“Additionally, our financial position remains robust and as we progress through 2025 and beyond, we are committed to improving our leverage ratio, targeting a net debt to EBITDA ratio of 3-times by 2027, alongside removing the discount associated with our dividend reinvestment program. In April, we successfully raised $1.6 billion in hybrid debt securities, with the net proceeds being entirely directed to debt repayment, and 50 per cent of the proceeds receiving equity credit treatment by credit rating agencies, further demonstrating our commitment to deleveraging our balance sheet. On a pro-forma basis, when including the benefit of our hybrid offering, leverage at the end of the quarter would be approximately 3.8-times. Our efforts to strengthen our balance sheet will be further supported by sustained organic operational growth, including continued EBITDA growth, declining capital intensity and free cash flow expansion. Furthermore, ongoing monetization initiatives, including the divestiture of non-core assets, as well as continued real estate and copper monetization, coupled with other key strategic levers actively being considered, including the potential monetization of wireless towers, will further enhance our efforts to strengthen our balance sheet. Deleveraging will be done alongside reducing the dividend reinvestment plan discount from the current 2 per cent by half a percentage point in each of 2026 and 2027, before removing it completely at the end of 2027.”

“As we progress through the remainder of 2025, we are well-positioned to drive strong, sustainable growth. Our leading asset mix and robust business strategy underpin our confidence in achieving our full year financial targets that we reiterated today. We continue to leverage our formidable strengths to deliver unparalleled value and performance for our stakeholders, firmly positioning TELUS as an industry leader in operational excellence and financial resilience,” concluded Doug.

As compared to the same period a year ago, net income in the quarter of $301 million was up 115 per cent and Basic earnings per share (EPS) of $0.21 increased by 133 per cent. These increases were driven by the after-tax impacts of growth in Operating Income and a decrease in Financing costs, largely driven by the reclassification of unrealized changes in the forward element of virtual power purchase agreements from Financing costs to Other comprehensive income. As it relates to EPS, the increase also reflects the effect of a higher number of Common Shares outstanding. When excluding certain costs and other adjustments (see ‘Reconciliation of adjusted Net income’ in this news release), adjusted net income of $388 million and adjusted basic EPS of $0.26 were flat over the same period last year. Adjusted net income is a non-GAAP financial measure and adjusted basic EPS is a non-GAAP ratio. For further explanation of these measures, see ‘Non-GAAP and other specified financial measures’ in this news release.

Compared to the same period last year, consolidated EBITDA increased by 6 per cent to over $1.7 billion and reflects lower restructuring and other costs, related to prior year investments in cost efficiency and effectiveness programs, including real estate rationalization. Adjusted EBITDA decreased modestly by 1 per cent to more than $1.8 billion. This decline reflects varied results across our reportable segments. TELUS Digital Adjusted EBITDA decreased by 38 per cent, primarily due to lower net reversals of provisions related to business combinations and higher investments in corporate initiatives. These initiatives included the expansion of its commercial sales team and operational effectiveness programs. TTech, however, saw a 3 per cent growth in Adjusted EBITDA. This growth was driven by several factors: (i) cost reduction efforts, including workforce reductions and increased leveraging of TELUS Digital resulting in competitive benefits given the lower cost structure in TELUS Digital, as well as savings in administrative and marketing costs; (ii) mobile, residential internet, security and automation, and TV subscriber growth; (iii) higher net gains from the divestiture of non-core assets as planned; (iv) higher agriculture and consumer goods margins; and (v) higher Other income. These factors were partially offset by: (i) lower mobile ARPU; (ii) lower mobile equipment margins; (iii) an increase in bad debt expense; (iv) declining fixed legacy voice and TV margins; (v) higher network operations costs; and (vi) increased costs of subscription-based licenses and cloud usage. Lastly, TELUS Health experienced a 30 per cent increase in Adjusted EBITDA driven by organic growth across multiple revenue streams.

In the first quarter of 2025, we added 218,000 net customer additions, up 9,000 over the same period last year, and inclusive of 20,000 mobile phones and 148,000 connected devices, in addition to 21,000 internet, 27,000 TV and 15,000 security and automation customer connections. This was partly offset by residential voice losses of 13,000. Our total TTech subscriber base of 20.3 million is up 6 per cent over the last twelve months, reflecting a 3 per cent increase in our mobile phones subscriber base to over 10.1 million and a 21 per cent increase in our connected devices subscriber base to approximately 3.9 million. Additionally, our internet connections grew by 2 per cent over the last twelve months to over 2.7 million customer connections, our TV connections grew by 8 per cent over the last twelve months to over 1.4 million customer connections, and our security and automation subscriber base increased by 5 per cent to more than 1.1 million customer connections. Our residential voice subscriber base declined slightly by 4 per cent to more than 1.0 million.

In TELUS Health, as of the end of the first quarter of 2025, healthcare lives covered were 76.5 million, up 7 per cent over the past twelve months.

Cash provided by operating activities of $1.1 billion increased by 13 per cent in the first quarter of 2025, primarily driven by EBITDA growth and other working capital changes, partially offset by increased income taxes paid and increased interest paid. Free cash flow of $488 million increased by 22 per cent compared to the same period a year ago reflecting lower capital expenditures and higher EBITDA. These factors were partially offset by higher income taxes paid and increased interest paid.

Consolidated capital expenditures of $587 million, decreased by $138 million or 19 per cent in the first quarter of 2025. The decrease primarily reflects: (i) TTech operations capital expenditures of $507 million, which decreased by $142 million in the first quarter of 2025, as a result of prioritization and deferral of projects, the planned slowdown of our fibre and wireless network builds, and the evolution of our brownfield and new growth market fibre builds under a partner-build model; and (ii) TTech real estate development capital expenditures of $8 million, which decreased by $6 million in the first quarter of 2025, driven by the completion of one of our commercial buildings, in addition to the completion of major procurements for our upcoming commercial buildings. TELUS Health capital expenditures were unchanged in the first quarter of 2025 at $44 million. This was partially offset by TELUS Digital capital expenditures of $41 million, which increased by $15 million in the first quarter of 2025, primarily driven by the build out of facilities in Asia, Africa and Europe, to implement strategic customer experience capacity expansion and higher investments for the development of Fuel iX and AI platforms.

As at March 31, 2025, our 5G network covered approximately 32.4 million Canadians, representing over 87 per cent of the population.

Consolidated Financial Highlights

C$ millions, except footnotes and unless noted otherwise	Three months ended March 31		Per cent
(unaudited)	2025	2024	change
Operating revenues (arising from contracts with customers)	5,018	4,866	3
Operating revenues and other income	5,057	4,932	3
Total operating expenses	4,305	4,357	(1)
Net income	301	140	n/m
Net income attributable to common shares	321	127	n/m
Adjusted Net income(1)	388	390	(1)
Basic EPS ($)	0.21	0.09	n/m
Adjusted basic EPS(1) ($)	0.26	0.26	–
EBITDA(1)	1,744	1,638	6
Adjusted EBITDA(1)	1,841	1,856	(1)
Capital expenditures(2)	587	725	(19)
Cash provided by operating activities	1,077	950	13
Free cash flow(1)	488	399	22
Total telecom subscriber connections(3) (thousands)	20,297	19,168	6
Healthcare lives covered (millions)	76.5	71.7	7

Notations used in the tables above: n/m – not meaningful.

(1)	These are non-GAAP and other specified financial measures, which do not have standardized meanings under IFRS Accounting Standards and might not be comparable to those used by other issuers. For further definitions and explanations of these measures, see ‘Non-GAAP and other specified financial measures’ in this news release.
(2)	Capital expenditures include assets purchased, excluding right-of-use lease assets, but not yet paid for, and consequently differ from cash payments for capital assets, excluding spectrum licences, as reported in the consolidated financial statements. Refer to Note 31 of the condensed interim consolidated financial statements for further information.
(3)	The sum of active mobile phone subscribers, connected device subscribers, internet subscribers, residential voice subscribers, TV subscribers, and security and automation subscribers, measured at the end of the respective periods based on information in billing and other source systems. Effective January 1, 2025, we adjusted our mobile phone subscriber base to remove 30,000 subscribers on a prospective basis, following an in-depth review of customer accounts. Effective January 1, 2025, we adjusted our internet subscriber base to remove 66,000 subscribers on a prospective basis, due to a review of our subscriber base.

First Quarter 2025 Operating Highlights

TELUS technology solutions (TTech)

•	TTech operating revenues (arising from contracts with customers) increased by $74 million or 2 per cent in the first quarter of 2025, primarily reflecting increases in mobile equipment and other service revenues, fixed data services revenues, fixed equipment and other service revenues, and agriculture and consumer goods services, as described below. Decreases in fixed voice services revenues and mobile network revenue were partial offsets.
•	TTech EBITDA increased by $154 million or 11 per cent in the first quarter of 2025, while TTech Adjusted EBITDA increased by $49 million or 3 per cent, reflecting: (i) cost reduction efforts, including workforce reductions, and increased adoption of TELUS Digital’s solutions across TTech operations, resulting in competitive benefits given the lower cost structure in TELUS Digital, as well as reductions in marketing and administrative costs; (ii) mobile, residential internet, security and automation, and TV subscriber growth; (iii) higher net gains from the divestiture of non-core assets as planned; and (iv) higher agriculture and consumer goods margins. These factors were partially offset by: (i) lower mobile phone ARPU; (ii) lower gains on real estate projects; (iii) lower mobile equipment margins; (iv) an increase in bad debt expense; (v) declining fixed legacy voice and TV margins; (vi) higher network operations costs; and (vii) increased costs of subscription-based licences and cloud usage.

Mobile products and services

•	Mobile network revenue decreased by $14 million or 1 per cent in the first quarter of 2025, largely due to lower mobile phone ARPU, partially offset by growth in our mobile phone subscriber base and an increase in IoT connections.
•	Mobile equipment and other service revenues increased by $43 million or 9 per cent in the first quarter of 2025, reflecting the impact of higher-value smartphones in the sales mix, partially offset by a modest reduction in contracted volumes.
•	TTech mobile products and services direct contribution decreased by $52 million or 3 per cent in the first quarter of 2025, largely reflecting the impact of lower mobile phone ARPU and lower mobile equipment margin as a result of more intense competitive price discounting and lower contracted volumes. These factors were partially offset by mobile phone subscriber growth.
•	Mobile phone ARPU was $57.13 in the first quarter of 2025, reflecting a decrease of $2.18 or 3.7 per cent, attributable to the adoption of base rate plans with lower prices in response to more intense marketing and promotional price competition targeting both new and existing customers, and a decline in overage and roaming revenues, partially offset by higher IoT revenue. We are seeing a continuing increase in the adoption of unlimited data and Canada-U.S.-Mexico plans, which provide higher and more stable ARPU on a monthly basis while also giving customers cost certainty in lower roaming fees to the U.S. and Mexico, and lower data overage fees, respectively.
•	Mobile phone gross additions were 339,000 in the first quarter of 2025, reflecting a decrease of 37,000, driven by decelerating growth in the Canadian population, in addition to a greater emphasis on premium and profitable loading.
•	Mobile phone net additions were 20,000 in the first quarter of 2025, reflecting a decrease of 25,000, driven by lower mobile phone gross additions, partially offset by a lower mobile phone churn rate.
•	Our mobile phone churn rate was 1.06 per cent in the first quarter of 2025, compared to 1.13 per cent in the first quarter of 2024, largely as a result of our ongoing focus on customer retention and our industry-leading service and network quality, along with successful promotions and bundled offerings.
•	Connected device net additions were 148,000 in the first quarter of 2025, an increase of 47,000, attributable to growth in IoT connections from customers in the transportation, smart security and connectivity industries.

Fixed products and services

•	Fixed data services revenues increased by $33 million or 3 per cent in the first quarter of 2025, driven by growth in our internet, security and automation and TV subscriber bases, paired with higher revenue per customer from internet and security and automation. These factors were partially offset by lower TV revenue per customer, reflecting an increase in the mix of customers selecting smaller TV combination packages and technological substitution.
•	Fixed voice services revenues decreased by $9 million or 5 per cent in the first quarter of 2025, reflecting the ongoing decline in legacy voice revenues as a result of technological substitution and shifts in consumer purchasing decisions. Declines were partly mitigated by the success of our bundled product offerings and our retention efforts.
•	Fixed equipment and other service revenues increased by $5 million or 4 per cent in the first quarter of 2025, largely driven by increases in security premises equipment sales.
•	TTech fixed products and services direct contribution increased by $25 million or 2 per cent in the first quarter of 2025, primarily driven by continued internet and security and automation subscriber growth, and growth in agriculture and consumer goods revenues. These factors were partially offset by declines in legacy voice and TV margins attributable to technological substitution.
•	Internet net additions were 21,000 in the first quarter of 2025, a decrease of 9,000, reflecting lower market growth and heightened competitive pressures partially offset by the strength in our fibre optic offering.
•	TV net additions were 27,000 in the first quarter of 2025, an increase of 8,000, attributable to our diverse offerings, including Stream+, which address the changing needs and preferences of consumers.
•	Security and automation net additions were 15,000 in the first quarter of 2025, a decrease of 7,000, reflecting a higher churn rate related to shifts in consumer purchasing decisions, partially offset by the increasing demand for our bundled offerings and diverse suite of products and services.
•	Residential voice net losses were 13,000 in the first quarter of 2025, an increase of 5,000 losses, reflecting lower gross additions, partially offset by leveraging our bundled product and lower-priced offerings which has been successful in mitigating losses and minimizing substitution to mobile and internet-based services.

Agriculture and consumer goods services

•	Agriculture and consumer goods services revenues increased by $16 million or 20 per cent in the first quarter of 2025, primarily attributable to business acquisitions, improved organic growth in consumer goods services and favourable foreign exchange rate impacts. These factors were partially offset by declines in animal agriculture solutions.

TELUS Health

•	Health services revenues increased by $54 million or 13 per cent in the first quarter of 2025, driven by: (i) global business acquisitions throughout 2024 in employer solutions as well as organic growth; (ii) growth in payvider, with strong performance in health benefits management services, collaborative health records and virtual pharmacy solutions; and (iii) growth in the retirement and benefits solutions business.
•	Health equipment revenues decreased by $3 million or 75 per cent in the first quarter of 2025, due to increased revenue in the prior period from a pharmacy hardware upgrade program in our payvider vertical.
•	TELUS Health direct contribution increased by $37 million or 17 per cent in the first quarter of 2025, reflecting: (i) revenue growth as described in the revenue section; and (ii) cost reduction efforts, focused on lowering our cost to serve.
•	TELUS Health EBITDA increased by $32 million or 90 per cent in the first quarter of 2025 while TELUS Health Adjusted EBITDA increased by $17 million or 30 per cent, reflecting: revenue growth and cost reduction efforts as described in the direct contribution section, as well as continued realization of acquisition integration synergies. These factors were partially offset by higher indirect costs related to: (i) global business acquisitions throughout 2024; and (ii) the scaling of our digital capabilities, inclusive of increased subscription-based licences, contractor and cloud usage costs.
•	At the end of the first quarter of 2025, our healthcare programs covered 76.5 million lives, an increase of 4.8 million over the past 12 months, mainly reflecting robust growth in our employee and family assistance programs (EFAP) across all of our operating regions, in addition to continued demand for virtual solutions.

TELUS Digital

•	TELUS Digital operating revenues (arising from contracts with customers) increased by $27 million or 4 per cent in the first quarter of 2025, primarily attributable to: (i) the strengthening of both the U.S. dollar and the European euro against the Canadian dollar, which resulted in a favourable foreign currency impact on our TELUS Digital operating results; (ii) growth in services provided to existing clients, including a leading social media client; and (iii) new clients added since the same period in the prior year. These increases were partially offset by lower revenues earned from certain technology and eCommerce clients, including Google.
•	Revenue from our tech and games industry vertical increased by $31 million or 8 per cent in the first quarter of 2025, primarily due to higher revenue from a leading social media client and certain other technology clients, partially offset by a decrease in revenue from other clients within this industry vertical, including Google.
•	Revenue from our communications and media industry vertical increased by $32 million or 15 per cent in the first quarter of 2025, driven primarily by more services provided to the TTech segment, partially offset by lower service revenue from certain other telecommunication clients.
•	Revenue from our eCommerce and fintech industry vertical decreased by $9 million or 10 per cent in the first quarter of 2025, due to a decline in service volumes from a large eCommerce client as well as certain fintech clients.
•	Revenue from our healthcare industry vertical increased by $6 million or 9 per cent in the first quarter of 2025, primarily due to additional services provided to the TELUS health segment.
•	Revenue from our banking, financial services and insurance industry vertical increased by $8 million or 16 per cent in the first quarter of 2025, primarily due to growth from certain Canadian-based banks and smaller regional financial services firms in North America and a global financial institution client.
•	All other verticals increased by $9 million or 10 per cent in the first quarter of 2025, due to higher revenue across various client accounts.
•	TELUS Digital EBITDA decreased by $77 million or 39 per cent in the first quarter of 2025 while TELUS Digital Adjusted EBITDA decreased by $78 million or 38 per cent. The decrease in Adjusted EBITDA was due to an increase in salaries and benefits and goods and services purchased outpacing revenue growth, as well as Other income generated in the prior year’s comparative period associated with a reduction of our provisions for written put options, and higher share-based compensation.

Dividend Declaration

The TELUS Board of Directors declared a quarterly dividend of $0.4163 per share on the issued and outstanding Common Shares of the Company payable on July 2, 2025 to holders of record at the close of business on June 10, 2025. This quarterly dividend reflects an increase of 7 per cent from the $0.3891 per share dividend declared one year earlier and consistent with our multi-year dividend growth program. When a dividend payment date falls on a weekend or holiday, the payment shall be made on the next succeeding day that is a business day.

Corporate Highlights

TELUS makes significant contributions and investments in the communities where team members live, work and serve and to the Canadian economy on behalf of customers, shareholders and team members. These include:

•	Paying, collecting and remitting more than $657 million in the first quarter of 2025 to federal, provincial and municipal governments in Canada consisting of corporate income taxes, sales taxes, property taxes, employer portion of payroll taxes and various regulatory fees. Since 2000, we have remitted more than $38 billion in these taxes.
•	Investing $587 million in capital expenditures primarily in communities across Canada in the first quarter of 2025 and approximately $57 billion since 2000.
•	Disbursing spectrum renewal fees of $58 million to Innovation, Science and Economic Development Canada in the first quarter of 2025. Since 2000, our total tax and spectrum remittances to federal, provincial and municipal governments in Canada have totalled more than $46 billion.
•	Spending $2.4 billion in total operating expenses in the first quarter of 2025, including goods and services purchased of approximately $1.6 billion. Since 2000, we have spent $171 billion and $116 billion, respectively, in these areas.
•	Generating a total team member payroll of $835 million in the first quarter of 2025, including wages and other employee benefits, and payroll taxes of approximately $71 million. Since 2000, total team member payroll totals $66 billion.
•	Returning approximately $610 million in dividends declared through April 2025 to individual shareholders, mutual fund owners, pensioners and institutional investors. Since 2004, we have returned approximately $28 billion to shareholders through our dividend and share purchase programs, including approximately $23 billion in dividends and $5.2 billion in share repurchases, representing more than $18 per share.

Community Highlights

Empowering Canadians with Connectivity

●	Throughout the first quarter of 2025, we continued to leverage our TELUS Connecting for Good® programs to support marginalized individuals by enhancing their access to both technology and healthcare, as well as our TELUS Wise® program to improve digital literacy and online safety knowledge. Since the launch of these programs, they have provided support for 1.4 million Canadians.

○	During the quarter, we welcomed more than 3,500 new households to our Internet for Good® program. Since we launched the program in 2016, we have connected 67,000 households, making low-cost high-speed internet available to over 210,000 low-income seniors and members of low-income families, persons with disabilities, government-assisted refugees and youth leaving foster care.
○	Our Mobility for Good® program offers free or low-cost smartphones and mobility plans to youth aging out of foster care, low-income seniors and families across Canada, as well as government-assisted refugees and Indigenous women at risk of, or experiencing violence. During the first three months of 2025, we added 2,200 marginalized individuals to the program. Since we launched Mobility for Good in 2017, the program has provided support for 64,000 people.
○	Through TELUS Health for Good®, we are removing healthcare barriers for low-income and marginalized Canadians, facilitating nearly 20,000 patient visits and counselling sessions over the quarter. Since the program launched in 2014, our mobile health clinics have delivered over 278,000 primary care and outreach visits across 27 Canadian communities, and we have provided 2,500 free counselling sessions through TELUS Health MyCareTM.
○	During the quarter, our Tech for Good® program provided access to personalized assessments, recommendations and training on mobile devices, computers, laptops and related assistive technology and/or access to discounted mobile plans for 1,300 Canadians living with disabilities, enabling them to make improvements in their quality of life and independence. Since its inception in 2017, we have provided support for 14,000 individuals in Canada who are living with disabilities, through the program and/or the TELUS Wireless Accessibility Discount.
○	During the first three months of 2025, close to 40,000 individuals in Canada and around the world participated in virtual TELUS Wise workshops and events to improve their digital literacy and online safety knowledge, bringing the total cumulative number of participants to 840,000 since the program launched in 2013.

Giving Back to Our Communities

●	During the first quarter of 2025 and throughout the year we are celebrating our 25th brand anniversary and our legacy of giving back. For a quarter-century, TELUS, our team members and retirees have contributed $1.8 billion in cash, in-kind contributions, time and programs, including 2.4 million days of volunteerism, to communities worldwide.
●	Currently, we have 19 TELUS Community Boards, 13 operating in Canada and six internationally. Our Community Boards entrust local leaders to make recommendations on the allocation of grants in their communities. These grants support registered charities that offer health, education or technology programs to help youth. Since 2005, our 19 TELUS Community Boards and the TELUS Friendly Future Foundation® (the Foundation) have supported more than 35 million youth in need across Canada, and around the world, by granting over $138 million in cash donations to 10,800 charitable initiatives.
•	Working in close partnership with the 13 TELUS Community Boards in Canada, the Foundation distributes grants to charities that promote education, health and well-being for youth across the country. In addition, through the TELUS Student Bursary program, the Foundation provides bursaries for post-secondary students who face financial barriers and are committed to making a difference in their communities. During the first quarter of 2025, the Foundation provided support to 665,000 youth by granting $3 million in cash donations and bursaries to more than 200 Canadian registered charities, community partners and projects. Since its inception in 2018, the Foundation has directed more than $60 million in cash donations to our communities and in bursary grants, helping over 17 million youth reach their full potential. For more information about the TELUS Student Bursary program, please visit friendlyfuture.com/bursary.

Leading in ESG and Sustainability

●	Throughout the first quarter of 2025, we maintained our global leadership in sustainability, in line with our commitment to support a nature-positive future. Key milestones over the past quarter included:

○	Reaching a key milestone of 20 million trees planted across 13,300 hectares of land over the last 25 years.
○	Expanding the reach of our TELUS SmartEnergy service to the province of Quebec in February. Now available across Canada, this solution enables customers to save money on their energy bills and reduce their environmental footprint.
○	Launching our 2024 Sustainability and ESG report in April 2025

Global Awards and Third Party Recognition

●	In January 2025, Brand Finance valued our brand at US$9.0 billion, up 4.6 per cent year-over-year, in its Global 500 2025 Ranking. This ranks us as the most valuable telecom brand in Canada, the eighth most valuable Canadian brand overall and the 15th most valuable telecom brand in the world.
●	In January 2025, we were included in the Corporate Knights 2025 Global 100 Most Sustainable Corporations in the World – the 13th time we have been included since its introduction in 2005.

Access to quarterly results information

Interested investors, the media and others may review this quarterly earnings news release, management’s discussion and analysis, quarterly results slides, audio and transcript of the investor webcast call, supplementary financial information at telus.com/investors.

TELUS’ first quarter 2025 conference call is scheduled for Friday, May 9, 2025 at 1:30 pm ET (10:30 am PT) and will feature a presentation followed by a question and answer period with investment analysts. Interested parties can access the webcast at telus.com/investors. An audio recording will be available approximately 60 minutes after the call until June 9, 2025 at 1-855-201-2300. Please quote conference access code 47116# and playback access code 47116#. An archive of the webcast will also be available at telus.com/investors and a transcript will be posted on the website within a few business days.

Caution regarding forward-looking statements

This news release contains forward-looking statements about expected events and the financial and operating performance of TELUS Corporation. The terms TELUS, the Company, we, us and our refer to TELUS Corporation and, where the context of the narrative permits or requires, its subsidiaries. Forward-looking statements include any statements that do not refer to historical facts. They include, but are not limited to, statements relating to our objectives and our strategies to achieve those objectives, our expectations regarding trends in the telecommunications industry (including demand for data and ongoing subscriber base growth), and our financing plans (including our planned leverage ratio in 2027, our multi-year dividend growth program and our approach to reducing the discount offered under our dividend re-investment plan). Forward-looking statements are typically identified by the words assumption, goal, guidance, objective, outlook, strategy, target and other similar expressions, or future or conditional verbs such as aim, anticipate, believe, could, expect, intend, may, plan, predict, seek, should, strive and will. These statements are made pursuant to the “safe harbour” provisions of applicable securities laws in Canada and the United States Private Securities Litigation Reform Act of 1995.

By their nature, forward-looking statements are subject to inherent risks and uncertainties and are based on assumptions, including assumptions about future economic conditions and courses of action. These assumptions may ultimately prove to have been inaccurate and, as a result, our actual results or events may differ materially from expectations expressed in or implied by the forward-looking statements. The assumptions for our 2025 outlook, as described in Section 9 in our 2024 annual MD&A, remain the same, except for the following:

•	Our revised estimates for 2025 economic growth in Canada, B.C., Alberta, Ontario and Quebec are 1.2%, 1.5%, 2.0%, 1.0% and 0.9%, respectively (compared to 1.9%, 1.8%, 2.4%, 1.7% and 1.5%, respectively, as reported in our 2024 annual MD&A).
•	Our revised estimates for 2025 annual inflation rates in Canada, B.C., Alberta, Ontario and Quebec are 2.3%, 2.4%, 2.3%, 2.2%, and 2.1%, respectively (compared to 2.0%, 1.8%, 2.0%, 1.9% and 1.8%, respectively, as reported in our 2024 annual MD&A).
•	Our revised estimates for 2025 annual unemployment rates in Canada, B.C., Alberta, Ontario and Quebec are 7.0%, 6.1%, 7.3%, 7.8%, and 6.1%, respectively (compared to 6.6%, 6.0%, 7.0%, 7.1% and 5.8%, respectively, as reported in our 2024 annual MD&A).
•	Our revised estimates for 2025 annual rates of housing starts on an unadjusted basis in Canada, B.C., Alberta, Ontario and Quebec are 232,000 units, 41,000 units, 46,000 units, 68,000 units and 49,000 units, respectively (compared to 245,000 units, 47,000 units, 45,000 units, 81,000 units and 48,000 units, respectively, as reported in our 2024 annual MD&A).

The extent to which the economic growth estimates affect us and the timing of their impact will depend upon the actual experience of specific sectors of the Canadian economy.

Risks and uncertainties that could cause actual performance or events to differ materially from the forward-looking statements made herein and in other TELUS filings include, but are not limited to, the following:

•	Regulatory matters. We operate in a number of highly regulated industries and are therefore subject to a wide variety of laws and regulations domestically and internationally. Policies and approaches advanced by elected officials and regulatory decisions, reviews and other government activity may have strategic, operational and/or financial impacts (including on revenue and free cash flow).

Risks and uncertainties include:

o	potential changes to our regulatory regime or the outcomes of proceedings, cases or inquiries relating to its application, including, but not limited to, those set out in Section 9.1 Communications industry regulatory developments and proceedings in our first quarter 2025 MD&A;
o	our ability to comply with complex and changing regulation of the healthcare, virtual care and medical devices industries in the jurisdictions in which we operate, including as an operator of health clinics; and
o	our ability to comply with, or facilitate our clients’ compliance with, numerous, complex and sometimes conflicting legal regimes, both domestically and internationally.

•	Competitive environment. Competitor expansion, activity and intensity (pricing, including discounting, bundling), as well as non-traditional competition, disruptive technology and disintermediation, may alter the nature of the markets in which we compete and impact our market share and financial results (including revenue and free cash flow). TELUS Health, TELUS Digital and TELUS Agriculture & Consumer Goods also face intense competition in their respective different markets.

•	Technology. Consumer adoption of alternative technologies and changing customer expectations have the potential to impact our revenue streams and customer churn rates.

Risks and uncertainties include:

o	disruptive technologies, including software-defined networks in the business market, that may displace or cause us to reprice our existing data services, and self-installed technology solutions;
o	any failure to innovate, maintain technological advantages or respond effectively and in a timely manner to changes in technology;
o	the roll-out, anticipated benefits and efficiencies, and ongoing evolution of wireless broadband technologies and systems;
o	our reliance on wireless network access agreements, which have facilitated our deployment of mobile technologies;
o	our expected long-term need to acquire additional spectrum through future spectrum auctions and from third parties to meet growing demand for data, and our ability to utilize spectrum we acquire;
o	deployment and operation of new fixed broadband network technologies at a reasonable cost and the availability and success of new products and services to be rolled out using such network technologies; and
o	our deployment of self-learning tools and automation, which may change the way we interact with customers.

•	Security and data protection. Our ability to detect and identify potential threats and vulnerabilities depends on the effectiveness of our security controls in protecting our infrastructure and operating environment, and our timeliness in responding to attacks and restoring business operations. A successful attack may impede the operations of our network or lead to the unauthorized access to, interception, destruction, use or dissemination of, customer, team member or business information.

•	Generative AI (GenAI). GenAI exposes us to numerous risks, including risks related to the operational reliability, responsible AI usage, data privacy and cybersecurity, and the possibility that our use of AI may generate inaccurate or inappropriate content or create negative perceptions among customers, and regulation could also affect future implementation that could affect demand for our services.

•	Climate and the environment. Natural disasters, pandemics, disruptive events and climate change may impact our operations, customer satisfaction and team member experience.

Our goals to achieve carbon neutrality and reduce our greenhouse gas (GHG) emissions in our operations are subject to our ability to identify, procure and implement solutions that reduce energy consumption and adopt cleaner sources of energy, our ability to identify and make suitable investments in renewable energy, including in the form of virtual power purchase agreements, and our ability to continue to realize significant absolute reductions in energy use and the resulting GHG emissions from our operations.

•	Operational performance and business combination. Investments and acquisitions present opportunities to expand our operational scope, but may expose us to new risks. We may be unsuccessful in gaining market traction/share and realizing benefits, and integration efforts may divert resources from other priorities.

Risks include:

o	our reliance on third-party cloud-based computing services to deliver our IT services; and
o	economic, political and other risks associated with doing business globally (including war and other geopolitical developments).

•	Our systems and processes. Systems and technology innovation, maintenance and management may impact our IT systems and network reliability, as well as our operating costs.

Risks and uncertainties include:

o	our ability to maintain customer service and operate our network in the event of human error or human-caused threats, such as cyberattacks and equipment failures that could cause network outages;
o	technical disruptions and infrastructure breakdowns;
o	delays and rising costs, including as a result of government restrictions or trade actions; and
o	the completeness and effectiveness of business continuity and disaster recovery plans and responses.

•	Our team. The rapidly evolving and highly competitive nature of our markets and operating environment, along with the globalization and evolving demographic profile of our workforce, and the effectiveness of our internal training, development, succession and health and well-being programs, may impact our ability to attract, develop and retain team members with the skills required to meet the changing needs of our customers and our business. Team members may face greater mental health challenges associated with the significant change initiatives at the organization, which may result in the loss of key team members through short-term and long-term disability. Integration of international business acquisitions and concurrent integration activities may impact operational efficiency, organizational culture and engagement.

•	Suppliers. We may be impacted by supply chain disruptions and lack of resiliency in relation to global or local events. Dependence on a single supplier for products, components, service delivery or support may impact our ability to efficiently meet constantly changing and rising customer expectations while maintaining quality of service. Our suppliers’ ability to maintain and service their product lines could affect the success of upgrades to, and evolution of, technology that we offer.

•	Real estate matters. Real estate investments are exposed to possible financing risks and uncertainty related to future demand, occupancy and rental rates, especially following the pandemic. Future real estate developments may not be completed on budget or on time and may not obtain lease commitments as planned.

•	Financing, debt and dividends. Our ability to access funding at optimal pricing may be impacted by general market conditions and changing assessments in the fixed-income and equity capital markets regarding our ability to generate sufficient future cash flow to service our debt. Our current intention to pay dividends to shareholders could constrain our ability to invest in our operations to support future growth.

Risks and uncertainties include:

o	our ability to use equity as a form of consideration in business acquisitions is impacted by stock market valuations of TELUS Common Shares and TELUS International (Cda) Inc. subordinate voting shares;
o	our capital expenditure levels and potential outlays for spectrum licences in auctions or purchases from third parties affect and are affected by: our broadband initiatives; our ongoing deployment of newer mobile technologies; investments in network technology required to comply with laws and regulations relating to the security of cyber systems, including bans on the products and services of certain vendors; investments in network resiliency and reliability; the allocation of resources to acquisitions and future spectrum auctions held by Innovation, Science and Economic Development Canada (ISED). Our capital expenditure levels could be impacted if we do not achieve our targeted operational and financial results or if there are changes to our regulatory environment; and
o	lower than planned free cash flow could constrain our ability to invest in operations, reduce leverage or return capital to shareholders. Quarterly dividend decisions are made by our Board of Directors based on our financial position and outlook. There can be no assurance that our dividend growth program will be maintained through 2025 or renewed.
o	TELUS Digital’s ability to achieve targets or other guidance regarding its business, which if not achieved could affect TELUS’ ability to achieve targets for the organization as a whole and could result in a decline in the trading price of the TELUS International (Cda) Inc. subordinate voting shares or the TELUS Common Shares or both. Factors that may affect TELUS Digital’s financial performance are described in TELUS International (Cda) Inc. public filings available on SEDAR+ and EDGAR.

•	Tax matters. Complexity of domestic and foreign tax laws, regulations and reporting requirements that apply to TELUS and our international operating subsidiaries may impact financial results. International acquisitions and expansion of operations heighten our exposure to multiple forms of taxation.

•	The economy. Changing global economic conditions, including a potential recession and alternating expectations about inflation, as well as our effectiveness in monitoring and revising growth assumptions and contingency plans, may impact the achievement of our corporate objectives, our financial results (including free cash flow), and our defined benefit pension plans. Geopolitical uncertainties and potential tariffs or non-tariff trade actions present a risk of recession and may cause customers to reduce or delay discretionary spending, impacting new service purchases or volumes of use, and consider substitution by lower-priced alternatives.

•	Litigation and legal matters. Complexity of, and compliance with, laws, regulations, commitments and expectations may have a financial and reputational impact.

Risks include:

o	our ability to defend against existing and potential claims or our ability to negotiate and exercise indemnity rights or other protections in respect of such claims; and
o	the complexity of legal compliance in domestic and foreign jurisdictions, including compliance with competition, anti-bribery and foreign corrupt practices laws.

The assumptions underlying our forward-looking statements are described in additional detail in Section 9 General trends, outlook and assumptions, and regulatory developments and proceedings and Section 10 Risks and risk management in our 2024 annual MD&A. Those descriptions are incorporated by reference in this cautionary statement. Updates to the assumptions on which our 2025 outlook is based are presented in Section 9 Update to general trends, outlook and assumptions, and regulatory developments and proceedings in our first quarter 2025 MD&A.

Additional risks and uncertainties that are not currently known to us or that we currently deem to be immaterial may also have a material adverse effect on our financial position, financial performance, cash flows, business or reputation. Except as otherwise indicated in this document, the forward-looking statements made herein do not reflect the potential impact of any non-recurring or special items or any mergers, acquisitions, dispositions or other business combinations or transactions that may be announced or that may occur after the date of this document.

Readers are cautioned not to place undue reliance on forward-looking statements. Forward-looking statements in this document describe our expectations, and are based on our assumptions, as at the date of this document and are subject to change after this date. We disclaim any intention or obligation to update or revise any forward-looking statements except as required by law.

This cautionary statement qualifies all of the forward-looking statements in this document.

Non-GAAP and other specified financial measures

We have issued guidance on and report certain non-GAAP measures that are used to evaluate the performance of TELUS, as well as to determine compliance with debt covenants and to manage our capital structure. As non-GAAP measures generally do not have a standardized meaning, they may not be comparable to similar measures presented by other issuers. For certain financial metrics, there are definitional differences between TELUS and TELUS Digital Experience reporting. These differences largely arise from TELUS Digital adopting definitions consistent with practice in its industry. Securities regulations require such measures to be clearly defined, qualified and reconciled with their nearest GAAP measure. Certain of the metrics do not have generally accepted industry definitions.

Adjusted Net income and adjusted basic earnings per share (EPS): These are non-GAAP measures that do not have any standardized meaning prescribed by IFRS Accounting Standards and are therefore unlikely to be comparable to similar measures presented by other issuers. Adjusted Net income excludes the effects of restructuring and other costs, income tax-related adjustments, long-term debt prepayment premium and other adjustments (identified in the following tables). Adjusted basic EPS is calculated as adjusted net income divided by basic weighted-average common shares outstanding. These measures are used to evaluate performance at a consolidated level and exclude items that, in management’s view, may obscure underlying trends in business performance or items of an unusual nature that do not reflect our ongoing operations. They should not be considered alternatives to Net income and basic EPS in measuring TELUS’ performance.

Reconciliation of adjusted Net income

	Three months ended March 31
C$ and in millions	2025	2024
Net income attributable to Common Shares	321	127
Add (deduct) amounts net of amount attributable to non-controlling interests:
Restructuring and other costs	93	213
Tax effects of restructuring and other costs	(24)	(48)
Real estate rationalization-related restructuring impairments	3	68
Tax effect of real estate rationalization-related restructuring impairments	(1)	(18)
Income tax-related adjustments	(4)	—
Unrealized changes in virtual power purchase agreements forward element[1]	—	66
Tax effect of unrealized changes in virtual power purchase agreements forward element[1]	—	(18)
Adjusted Net income	388	390

(1)	Effective for the first quarter of 2025, arising from a prospective change in accounting policy, which applies hedge accounting, (see Note 2(a) of the condensed interim consolidated financial statements), fair value adjustments, which were previously included within Financing costs, are now included within Other comprehensive income.

Reconciliation of adjusted basic EPS

	Three months ended March 31
C$	2025	2024
Basic EPS	0.21	0.09
Add (deduct) amounts net of amount attributable to non-controlling interests:
Restructuring and other costs, per share	0.06	0.14
Tax effect of restructuring and other costs, per share	(0.01)	(0.03)
Real estate rationalization-related restructuring impairments, per share	—	0.04
Tax effect of real estate rationalization-related restructuring impairments, per share	—	(0.01)
Unrealized changes in virtual power purchase agreements forward element, per share[1]	—	0.04
Tax effect of unrealized changes in virtual power purchase agreements forward element, per share[1]	—	(0.01)
Adjusted basic EPS	0.26	0.26

(1)	Effective for the first quarter of 2025, arising from a prospective change in accounting policy, which applies hedge accounting, (see Note 2(a) of the condensed interim consolidated financial statements), fair value adjustments, which were previously included within Financing costs, are now included within Other comprehensive income.

EBITDA (earnings before interest, income taxes, depreciation and amortization): We have issued guidance on and report EBITDA because it is a key measure used to evaluate performance at a consolidated level. EBITDA is commonly reported and widely used by investors and lending institutions as an indicator of a company’s operating performance and ability to incur and service debt, and as a valuation metric. EBITDA should not be considered an alternative to Net income in measuring TELUS’ performance, nor should it be used as a measure of cash flow. EBITDA as calculated by TELUS is equivalent to Operating revenues and other income less the total of Goods and services purchased expense and Employee benefits expense.

We also calculate Adjusted EBITDA to exclude items of an unusual nature that do not reflect our ongoing operations and should not, in our opinion, be considered in a long-term valuation metric or should not be included in an assessment of our ability to service or incur debt.

EBITDA and Adjusted EBITDA reconciliations

	TTech		TELUS Health		TELUS Digital		Eliminations		Total
Three-month periods ended March 31 (C$ millions)	2025	2024[1]	2025	2024	2025	2024	2025	2024	2025	2024
Net income									301	140
Financing costs									344	394
Income taxes									107	41
EBIT	801	572	(40)	(78)	4	91	(13)	(10)	752	575
Depreciation	529	621	13	23	50	46	—	—	592	690
Amortization of intangible assets	240	223	94	90	66	60	—	—	400	373
EBITDA	1,570	1,416	67	35	120	197	(13)	(10)	1,744	1,638
Add restructuring and other costs included in EBITDA	79	184	9	24	9	10	—	—	97	218
Adjusted EBITDA	1,649	1,600	76	59	129	207	(13)	(10)	1,841	1,856
Combined TTech and TELUS Health Adjusted EBITDA			1,725	1,659

Adjusted EBITDA less capital expenditures is calculated for our reportable segments, as it represents a performance measure that may be more comparable to similar measures presented by other issuers.

Adjusted EBITDA less capital expenditures reconciliation

	TTech		TELUS Health		TELUS Digital		Eliminations		Total
Three-month periods ended March 31 (C$ millions)	2025	2024[1]	2025	2024	2025	2024	2025	2024	2025	2024
Adjusted EBITDA	1,649	1,600	76	59	129	207	(13)	(10)	1,841	1,856
Capital expenditures	(515)	(663)	(44)	(44)	(41)	(26)	13	8	(587)	(725)
Adjusted EBITDA less capital expenditures	1,134	937	32	15	88	181	—	(2)	1,254	1,131

(1) TTech results for 2024 have been restated to conform with our new segmented reporting structure.

Free cash flow: We report this measure as a supplementary indicator of our operating performance, and there is no generally accepted industry definition of free cash flow. It should not be considered as an alternative to the measures in the condensed interim consolidated statements of cash flows. Free cash flow excludes certain working capital changes (such as trade receivables and trade payables), proceeds from divested assets and other sources and uses of cash, as reported in the condensed interim consolidated statements of cash flows. It provides an indication of how much cash generated by operations is available after capital expenditures that may be used to, among other things, pay dividends, repay debt, purchase shares or make other investments. We exclude impacts of accounting standards that do not impact cash, such as IFRS 15 and IFRS 16. Free cash flow may be supplemented from time to time by proceeds from divested assets or financing activities.

Free cash flow calculation

	Three months ended March 31
C$ millions	2025	2024
EBITDA	1,744	1,638
Restructuring and other costs, net of disbursements	(36)	(11)
Effects of contract asset, acquisition and fulfilment (IFRS 15 impact) and TELUS Easy Payment mobile device financing	28	34
Effects of lease principal (IFRS 16 impact)	(193)	(178)
Items from the condensed interim consolidated statements of cash flows:
Share-based compensation, net of employee share purchase plan cash outflows	42	30
Net employee defined benefit plans expense	15	17
Employer contributions to employee defined benefit plans	(5)	(8)
Loss from equity accounted investments and other	—	5
Interest paid	(371)	(334)
Interest received	5	11
Capital expenditures[1]	(587)	(725)
Free cash flow before income taxes	642	479
Income taxes paid, net of refunds	(154)	(80)
Free cash flow	488	399

Reconciliation of free cash flow with Cash provided by operating activities

	Three months ended March 31
C$ millions	2025	2024
Free cash flow	488	399
Add (deduct):
Capital expenditures[1]	587	725
Effects of lease principal	193	178
Net change in non-cash operating working capital not included in preceding line items and other individually immaterial items included in Net income neither providing nor using cash	(191)	(352)
Cash provided by operating activities	1,077	950

(1)	Refer to Note 31 of the condensed interim consolidated financial statements for further information.

Mobile phone average revenue per subscriber per month (ARPU) is calculated as network revenue derived from monthly service plan, roaming and usage charges; divided by the average number of mobile phone subscribers on the network during the period, and is expressed as a rate per month.

Appendix

Operating revenues and other income – TTech segment

	Three months ended March 31
C$ millions (unaudited)	2025	2024 (restated)	Per cent change
Mobile network revenue	1,732	1,746	(1)
Mobile equipment and other service revenues	524	481	9
Fixed data services(1)	1,192	1,159	3
Fixed voice services	170	179	(5)
Fixed equipment and other service revenues	122	117	4
Agriculture and consumer goods services	98	82	20
Operating revenues (arising from contracts with customers)	3,838	3,764	2
Other income	39	27	44
External Operating revenues and other income	3,877	3,791	2
Intersegment revenues	6	5	20
TTech Operating revenues and other income	3,883	3,796	2

(1)	Excludes agriculture and consumer goods services.

Operating revenues and other income – TELUS health segment

C$ millions	Three months ended March 31		Per cent
(unaudited)	2025	2024	change
Health services	470	416	13
Health equipment	1	4	(75)
Operating revenues (arising from contracts with customers)	471	420	12
Intersegment revenues	2	2	—
TELUS Health Operating revenues and other income	473	422	12

Operating revenues and other income – TELUS digital experience segment

C$ millions	Three months ended March 31		Per cent
(unaudited)	2025	2024	change
Operating revenues (arising from contracts with customers)	709	682	4
Other income	—	39	(100)
External Operating revenues and other income	709	721	(2)
Intersegment revenues	253	203	25
TELUS Digital Operating revenues and other income	962	924	4

About TELUS

TELUS (TSX: T, NYSE: TU) is a world-leading communications technology company, generating over $20 billion in annual revenue with more than 20 million customer connections through our advanced suite of broadband services for consumers, businesses and the public sector. We are committed to leveraging our technology to enable remarkable human outcomes. TELUS is passionate about putting our customers and communities first, leading the way globally in client service excellence and social capitalism. Our TELUS Health business is enhancing more than 76 million lives worldwide through innovative preventive medicine and well-being technologies. Our TELUS Agriculture & Consumer Goods business utilizes digital technologies and data insights to optimize the connection between producers and consumers. Guided by our enduring 'give where we live' philosophy, TELUS, our team members and retirees have contributed $1.8 billion in cash, in-kind contributions, time and programs including 2.4 million days of service since 2000, earning us the distinction of the world’s most giving company. For more information, visit telus.com or follow @TELUSNews on X and @Darren_Entwistle on Instagram.

Investor Relations

Robert Mitchell

ir@telus.com

Media Relations

Steve Beisswanger

Steve.Beisswanger@telus.com